SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014 by National Interstate Corporation, an Ohio corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 2, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background of Filing Person

(a) The “and” immediately following “February 27, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer” is deleted and replaced with “,”. “(vii) Schedule TO-A dated March 5, 2014, (viii) Schedule TO-A dated March 7, 2014 and (ix) Schedule TO-A dated March 7, 2014” is added immediately following “March 3, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer.”

Item 4.	The Solicitation or Recommendation

(a) The following is added after the thirty-fourth (34th) paragraph of the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

On March 5, 2014, Mr. Alan Spachman sent a letter (the “AFG Letter”) to the board of directors of AFG outlining his concerns with the actions of AFG and the Company with respect to the offer. A copy of the AFG Letter is filed as exhibit (a)(39) and is incorporated herein by reference. On the evening of March 5, 2014, Mr. Alan Spachman filed a complaint and motion for a temporary restraining order in the United States District Court for the Northern District of Ohio captioned Spachman v. Great American Insurance Company et. al. Case No. 5:14-CV-00509 (the “Spachman Complaint”). The Spachman Complaint asserts direct claims by Mr. Alan Spachman, in his capacity as a shareholder of the Company, against the Purchaser, AFG, the Company and certain members of the Company’s board of directors for purported violations of Section 14(e) of the Securities Exchange Act of 1934, as amended, breach of fiduciary duty and violation of Section 1701.831 of the Ohio Revised Code (also known as the “control share acquisition law”). The Spachman Complaint seeks declaratory and injunctive relief against the Company concerning allegedly inadequate disclosures contained in the Company’s Schedule 14D-9 filings since the announcement of the offer. On March 6, 2014, Mr. Alan Spachman filed an amendment to the Spachman Schedule 14D-9 to disclose the details of the Spachman Complaint as well as the AFG Letter. On March 6, 2014, the legal advisor to AFG sent a letter the legal advisor to Mr. Alan Spachman to address the allegations in the AFG Letter; a copy of the letter is filed as exhibit (a)(43) and incorporated herein by reference. On March 7, 2014, Mr. Alan Spachman filed an amended and restated Schedule 13D with the SEC to disclose the Spachman Complaint as well as the AFG Letter. On March 7, 2014 the court scheduled a preliminary injunction hearing for March 14, 2014 with respect to the Spachman Complaint. The Company intends to vigorously defend itself against the Spachman Complaint and any other lawsuit.

On March 5, 2014, the Purchaser again amended the Schedule TO and Schedule 13E-3 in response to the Company’s Statement and developments with respect to the litigation regarding the offer, as well as updating the Purchaser’s disclosures in the Transmittal Documents.

On March 7, 2014, the Company sent a letter (the “Plan Letter”) and an e-mail communication (the “Plan Communication”) to plan participants of the National Interstate Corporation Savings and Profit Sharing Plan (the “Plan”) regarding the impact of the offer on the Plan. The Plan Letter and the Plan Communication are filed as exhibit (a)(45) and exhibit (a)(48), respectively, and are incorporated herein by reference.

On March 7, 2014, pursuant to two separate filings, the Purchaser again amended the Schedule TO and Schedule 13E-3 disclosing the details of the Spachman Complaint and the AFG Letter.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(39)	Letter, dated March 5, 2014, from Mr. Alan R. Spachman, a director of National Interstate Corporation, to the members of the Board of Directors of American Financial Group, Inc. (incorporated by reference to Exhibit (a)(1) to Schedule 14D-9 filed by Mr. Alan Spachman on March 6, 2014)

(a)(40)	Schedule TO-T/A, dated March 5, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 5, 2014)

(a)(41)	Schedule 13E-3/A, dated March 5, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 5, 2014)

(a)(42)	Schedule 14D-9/A, dated March 6, 2014 (incorporated by reference to Schedule 14D-9/A filed by Mr. Alan R. Spachman, a director of National Interstate Corporation, on March 6, 2014)

(a)(43)	Letter, dated March 6, 2014, from Keating Muething & Klekamp PPL, as legal advisor to American Financial Group, Inc. to Baker Hostetler, as legal advisor to Mr. Alan Spachman (incorporated by reference to Exhibit (a)(1)(xiv) to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

(a)(44)	Press release, by American Financial Group, Inc., dated March 6, 2014 (incorporated by reference to Exhibit (a)(5)(iv) of the Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

(a)(45)	Letter, dated March 7, 2014, from National Interstate Corporation to participants of the National Interstate Corporation Savings and Profit Sharing Plan

(a)(46)	Schedule TO-T/A, dated March 7, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

(a)(47)	Schedule 13E-3/A, dated March 7, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

(a)(48)	Communications to participants in the National Interstate Corporation Savings and Profit Sharing Plan, dated March 7, 2014

(a)(49)	Schedule TO-T/A, dated March 7, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

(a)(50)	Schedule 13E-3/A, dated March 7, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 7, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: March 7, 2014